RED OAK INSTRUMENTS, LLC

SERIES LIMITED LIABILITY COMPANY

Behlmann Law Firm, LP
21218 Kingsland Blvd
Katy, TX 77450-5898
(281) 398-0088

RED OAK INSTRUMENTS, LLC

A TEXAS SERIES LIMITED LIABILITY COMPANY

Table of Contents

OPERATING AGREEMENT

OF

RED OAK INSTRUMENTS, LLC

A TEXAS LIMITED LIABILITY COMPANY

Article One - Creation of the Operating Agreement

This OPERATING AGREEMENT (hereinafter referred to sometimes as the "Operating Agreement" and sometimes as the "Agreement") is entered into on OCTOBER 01, 2008, by and between RICHARD A. BEHLMANN (hereinafter referred to as the "Manager"), and the persons executing this Agreement as the "Members," pursuant to the provisions of the Texas Business Organizations Act (referred to hereinafter as the "Act"), on the terms and conditions stated herein.

Section 1.   Definitions

Capitalized words and phrases used in this Agreement have the following meanings:

a.   Articles

"Articles" shall mean the Articles of Organization ("LLC-1") for the Company originally filed with the Texas Secretary of State and as amended from time to time.

b.   Capital Account

"Capital Account" means, with respect to any Member or Series Member, the Capital Account maintained for such Member or Series Member in accordance with the provisions of Treasury Regulations Section 1. 1-704-1(b)(2)(iv). Each Member or Series Member's Capital Account shall consist of the following:

   1.   That Member or Series Member's initial contribution to the Company's capital under Article Four Section 2 of this Agreement;

   2.   That Member or Series Member's additional contributions to the Company's capital under Article Four Section 4 of this Agreement; and

3. Any amounts transferred from the Income Account to the Capital Account of that Member or Series Member under Article One Section 1 f of this Agreement.

Upon transfer of a Company Interest, that portion of the Capital Account of the transferor Member or Series Member attributable to the transferred Interest shall carry over to the transferee Member or Series Member.

c.   Code

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

d.   Company

"Company" shall mean RED OAK INSTRUMENTS, LLC, a Texas Limited Liability Company, authorized to operate with one or more designated Series of members, managers, membership interests or assets that (1) have separate rights, powers, or duties with respect to specified property or obligations; or (2) has a separate business, purpose, activity or investment objective.

e.   Company Property

"Company Property" means all property, real or personal, tangible or intangible, owned or acquired by the Company. The initial Company Property is described in Schedule B attached hereto and incorporated herein by reference.

f.   Distributions

"Distributions" means money or other property distributed to the Members, but shall not include any payments to the Manager as reimbursement for Company expenses or as compensation for services rendered, nor payments to a Member as repayment of sums loaned to the Company by such Member as a creditor.

g.   Income Account

"Income Account" means, with respect to any Member or Series Member, the separate Income Account maintained for that Member or Series Member. At the end of each fiscal year of the Company, each Member or Series Member's share of the Profits or Losses of the Company for such fiscal year shall be credited or debited to, and Distributions during that fiscal year to such Member or Series Member shall be deducted from, that Member or Series Member's Income Account. The Member or Series Members may at any time by mutual agreement transfer all or any portion of the credit balances in their respective Income Accounts to their respective Capital Accounts; provided, however, that no transfer may be made from a Member or Series Member's Income Account to such

Member or Series Member's Capital Account if such transfer would have the effect of changing the ratio which each Member or Series Member's Capital Account bears to the total capital of the Company, as reflected by the combined Capital Accounts of the Member or Series Members.

h.   Interest

"Interest" means the ownership interest in the Company.

i.   Majority

"Majority of Members" means Members having Percentage Interests aggregating more than 85% of the Percentage Interests then held by all such Members.

j.   Manager

The "Managers" shall be RICHARD A. BEHLMANN AND WILLIAM PASKE. The Manager shall have the rights, powers and duties described at Article Eight Section 1.

k.   Member

"Member" means any Person who (a) has executed this Operating Agreement as such or has become a Member pursuant to the terms of this Operating Agreement, and (b) has not ceased to be a Member pursuant to the terms of this Agreement. "Members" means all such Persons. The term Member shall also refer to the trustee(s) of a trust that has acquired an Interest in the Company as a Member. Members shall have the rights, powers and duties described at Article Nine Section 1.

l.   Percentage Interest; Percentage Interests

"Percentage Interest" means the Interest of a Member relative to that of the other Member(s). The initial "Percentage Interests" of the Members are set forth on Schedule A attached hereto and incorporated herein by this reference.

m.   Person

"Person" means any individual, partnership, corporation, trust or other entity.

n.   Profits and Losses

"Profits" and "Losses," means the net profits and net losses of the Company as determined by the accountants regularly employed by the Company.

o.   Series

Series is one or more separately designated members, managers, membership interests or assets that (1) have separate rights, powers, or duties with respect to specified property or obligations; or (2) has a separate business, purpose, activity or investment objective, that operate as part of the Company but maintain their own separate rights, liabilities, debts, expenses or other claims which are enforceable against the assets of that series only and not enforceable against the assets of the limited liability company generally or any other series and none of the debts, liabilities, obligations, claims and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or another series shall be enforceable against the assets of a particular series.

p.   Series Manager

A "Series Manager" shall have the rights, powers and duties described in the Supplemental Series Agreement governing its purpose and operations, as described in Article Eight Section 1. A Series Manager means any Person who (a) has executed a Series Supplemental Agreement or its equivalent or has become a Series Manager pursuant to the terms of this Operating Agreement, and (b) has not ceased to be a Series Manager pursuant to the terms of either Agreement. "Series Managers" means all such Persons.

q.   Series Member

"Series Member" means any Person who (a) has executed a Series Supplemental Agreement or its equivalent or has become a Series Member pursuant to the terms of this Operating Agreement, and (b) has not ceased to be a Series Member pursuant to the terms of either Agreement. "Series Members" means all such Persons. The term Series Member shall also refer to the trustee(s) of a trust that has acquired an Interest in the Series as a Series Member. Unless stated otherwise in this Agreement a Series Member shall have the same rights in their series that a Member has in the Company in General.

r.   Substituted Member

"Substituted Member" means any Person admitted to the Company as a Member or to a series as a member pursuant to Article Ten hereof.

s.   Treasury Regulations

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Article Two - Formation of the Company

Section 1.   Formation

The Members hereby agree to form the Company as a limited liability company pursuant to the provisions of the Act and upon the terms and conditions set forth in this Operating Agreement.

Section 2.   Name

The name of the Company shall be the RED OAK INSTRUMENTS, LLC, a TEXAS LIMITED LIABILITY COMPANY. The Manager may change the name of the Company upon ten (10) days' notice to the Members.

Section 3.   Principal Place of Business

The principal place of business of the Company shall be at 21218 Kingsland Blvd., Katy, TX 77450 or at such other place or places within the State of Texas as the Manager designates.

Section 4.   Term

The term of the Company shall commence at such time as the Articles of Organization are filed with the Secretary of State of the State of Texas and shall continue until December 31, 2075, unless the Company is dissolved by agreement of the Members or terminated under the provisions of this Agreement.

Section 5.   Filings

    a.   The Articles shall be filed in the office of the Secretary of State of the State of Texas in accordance with the provisions of the Act. The Manager shall take any and all other actions consistent with the provisions of this Agreement reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of Texas. The Manager may cause amendments to the Articles or this Agreement to be filed whenever required by the Act. The Manager shall cause a certified copy of the Articles and any amendments thereto to be recorded in the office of the county recorder in every county in Texas in which the Company owns real property.

    b.   The Manager shall execute and cause to be filed original or amended certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other states or jurisdictions in which the Company engages in business.

c. The Manager shall cause appropriate fictitious business name and like statements to be filed and published for the Company under the name set forth in Section 2 hereof or such other name as the Company may have or use in any state or jurisdiction from time to time.

Section 6. Filings

d. The Articles shall be filed in the office of the Secretary of State of the State of Texas in accordance with the provisions of the Act and shall include the language necessary to provide for the Company to operate with Series. The Manager shall take any and all other actions consistent with the provisions of this Agreement reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of Texas and maintain the separation necessary to operate any Series as to protect the Company and its assets from any and all claims occurring in or generated from a Series. The Manager may cause amendments to the Articles or this Agreement or a Series Agreement to be filed whenever required by the Act. The Manager shall cause a certified copy of the Articles and any amendments thereto to be recorded in the office of the county recorder in every county in Texas in which the Company owns real property.

Article Three - Purpose of the Company

Section 1.   Business and Purpose of the Company

The principal business and purpose of the Company shall be to own, operate and manage a business, and to engage in such other activities as may, in the discretion of the Manager, be necessary or appropriate in connection with or to facilitate such business. Additionally, the Company was formed to increase Member wealth. Additionally, the Company is intended to accomplish the following:

e.   The Company shall have the power (whether conducted directly or indirectly through any type of Investment in any type of Person or through Series) to engage in any activity permitted by law related or complementary to the following activities and approved by the Company Manager: Series is one or more separately designated members, managers, membership interests or assets that (1) have separate rights, powers, or duties with respect to specified property or obligations; or (2) has a separate business, purpose, activity or investment objective, that operate as part of the Company but maintain their own separate rights, liabilities, debts, expenses or other claims which are enforceable against the assets of that series only and not enforceable against the assets of the limited liability company generally or any other series and none of the debts, liabilities, obligations, claims and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or another series shall be enforceable against the assets of a particular series.

f.   Resolve any disputes that may arise among the Members to preserve Members harmony and avoid litigation expense and problems;

g.   Control Company Property;

h.   Consolidate fractional interests in Company Property;

i.   Increase Members wealth;

j.   Continue the ownership of the Company Property and restrict non-Member's right to acquire interests in Company Property;

k.   Provide protection to Company Property from future creditor claims against family members;

l.   Provide flexibility in business planning not available through trusts, corporations, or other business entities.

m.

Section 2.   Authority of the Company

In order to carry out its business and purpose, the Company is empowered and authorized to do any and all things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its business and purpose, and for the protection and benefit of the Company, including, but not limited to, the following:

n.   To acquire, own, hold for investment, operate and manage Company Property and to enter into agreements with others with respect to such acquisition, purchase, development, holding, operation, and management;

o.   To enter into such leases, subleases, agreements, contracts and subcontracts, and to obtain such licenses and permits from governmental authorities and others, as may be necessary or appropriate to operate the Company Property;

p.   To enter into any kind of activity, and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to the accomplishment of, the principal business and purpose of the Company;

q.   To borrow money and issue evidences of indebtedness in furtherance of the Company's business and to secure any such indebtedness by mortgage, pledge, hypothecation or other security; provided, however, that the documents evidencing the same, if any, shall provide in substance and legal effect that no Limited Partner shall have any personal liability for the payment of such indebtedness;

r.   Subject to the other provisions of this Agreement, to negotiate for and conclude agreements for the sale, lease, exchange or other disposition of all or substantially all of the Company Property; and

s.   To enter into, perform and carry out contracts of any kind in connection with, or that are necessary or incidental to, the ownership, operation and management of the Company Property.

t.   The Company may establish one or more designated Series of members, managers, membership interests or assets that (1) have separate rights, powers, or duties with respect to specified property or obligations; or (2) has a separate business, purpose, activity or investment objective.

    4.   The Company, with the Company Manager' s approval, may establish separate Series, as contemplated by Subchapter M, Section 101.601 of the Texas Business

Organizations Act. The Members currently contemplate that the Company's business shall be conducted through the Management Series, and (ii) the pursuit and undertaking of separate business and investment activities, which shall be conducted through separate investment or business Series established for each particular investment or business, unless the Company Manager otherwise approves.

5. Each Series may have separate Members, and each Series (i) will own separate assets, (ii) will have the separate rights and powers as herein provided, and (iii) may have separate investment or business purposes. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing from time to time with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of any other Series or of the Company generally, and, unless the Company Manager agrees otherwise, none of the debts, liabilities, obligations and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of such Series. The Company shall file a certificate complying with the Act so limiting the liability of each Series as provided above.

6. Upon admission to the Company, each Member may be designated as a Series Member of a particular Series. A Member may be a member of more than one Series. Each Member shall have the rights, duties and powers as herein provided with respect to each Series of which it is a member. Members of a Series will be designated by the Company Manager. No Member shall have any right to vote on any matter pertaining to a particular Series, or with respect to the Company generally, except as herein expressly provided.

7. The Company shall be generally managed by the Company Manager and, as provided in Article 3 and 4, each Series shall be managed by the Series Manager therefor, who shall have, with respect to the particular Series in question, the powers herein provided to the Company Manager, provided that each Series Manager shall at all times, however, be subject to the direction of the Company Manager.

Article Four - Members' Percentage Interests and Capital Contributions

Section 1.   Members' Percentage Interests

Each Member or Series Member shall initially have the Percentage Interest set forth beside the name of such Member or Series Member on Schedule A or the Supplemental Documents related to the Series to which the Member belongs.

Section 2.   Member or Series Members' Initial Capital Contributions

The Company's initial capital shall consist of that certain property described on Schedule B attached hereto or the Supplemental Documents related to the Series to which the Member or Series Member belongs.

Section 3.   Additional Capital Contributions

u.   If any Member or Series Member has a deficit balance in such Member's Capital Account following the liquidation of the Company or such Member's Interest in the Company (after giving effect to all contributions, Distributions and allocations for all fiscal years, including the fiscal year in which such liquidation occurs), such Member shall restore the amount of such deficit balance to the Company by the end of the fiscal year in which such liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation), which amount shall, upon liquidation of the Company, be paid to creditors of the Company or distributed to other Members in accordance with their positive Capital Account balances.

v.   Except as otherwise required by applicable state law, a Member (i) shall not be liable for the debts, liabilities, contracts or other obligations of the Company, (ii) shall be liable only to make such Member's initial capital contribution, and (iii) shall not be required to lend any funds to the Company or to make any additional capital contributions to the Company.

w.   Any Member shall be allowed to make voluntary contributions to the capital of the Company, but only with the consent of each of the other Members. The Percentage Interest of each Member and the number of Units owned by each Member shall be adjusted to take into account any disproportionate contributions to the capital of the Company.

Section 4.   Admission of Additional Members

The Manager is authorized to admit additional Members to the Company only with the consent of all Members; provided, however, that the admission of any such additional Members shall not be on terms that are more favorable than the terms upon which any Member was previously admitted to the Company.

The Manager is authorized to admit additional Series Members to a Series without the consent of all Members; provided, however, that the admission of any such additional Series Members shall not be on terms that are more favorable than the terms upon which any Member was previously admitted to the Company.

Section 5.   Member or Series Members' Loans

Any Member or Series Member may, but shall not be required to, advance funds to the Company from time to time as the Manager may deem necessary or desirable. Any advances made pursuant to this Section shall be evidenced by a promissory note of the Company to the lending Member or Series Member. The repayment of any promissory note issued pursuant to this Section shall be payable prior to any Distributions to the Member or Series Members.

Section 6.   Nature of Company Interests and Property

Interests in the Company shall be personal property for all purposes. All Company Property, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member or Series Member, individually, shall have ownership of such Property.

Section 7.   Waiver of Partition

No Member or Series Member, nor any successor-in-interest to any Member or Series Member, shall have the right, while this Agreement remains in effect, to have any Company asset partitioned, or to file a complaint or institute any proceedings at law or in equity to have such asset partitioned, and each Member or Series Member, on behalf of such Member or Series Member, and such Member or Series Member's successors, successors-in-interest and assigns, hereby waives any such right.

Section 8.   No Return on Capital

Except as otherwise permitted by Article Seven Section 1of this Agreement, no Member or Series Member shall have the right to receive any interest, salary or drawing with respect to such Member or Series Member's Capital Account or for services rendered on behalf of the Company in such Member or Series Member's capacity as a Member or Series Member.

Section 9. Membership Series Disposition of Interests

x. The Company may from time to time, with the Company Manager's prior approval, establish Series and admit to such Series as Series Members such Persons as the Company Manager approves. No other Member shall have any right to vote on the establishment of any new Series or the admission of any Person as a Series Member of any new Series.

y. The Company Manager shall establish new Series by completing and executing a Supplement therefor and causing each Series Member of such Series to execute such Supplement, and, if any such Series Member is a married individual, causing each such Series Member's spouse to execute a Consent of Spouse ("Consent") in form as Exhibit A. Upon completion and execution of each such Supplement and Consent, a new Series shall be established with the Series Members therein designated, each of which shall have the rights, duties and obligations established by this Agreement as supplemented by such Supplement.

z. Once a Series has been established and the initial Series Members therefor admitted to such Series (such admission to be effective upon their execution of the Supplement and, if applicable, the Consent), no additional Members shall be admitted to such Series without the Company Manager's prior approval. If the Company Manager so approves, additional Members may be admitted to such Series and (except as provided below as to vested interests in Series) each Series Member's Sharing Ratio therein shall be subject to dilution to reflect the admission of such new Member under the terms and conditions approved by the Company Manager. Unless a Series Member agrees otherwise, any such dilution shall be prospective only, and the Series Members shall continue to share in distributions of funds derived from any accounts receivable or reserves of the Series existing on the date the new Members are admitted thereto in accordance with their Series Sharing Ratios preceding such dilution. Such admission may be reflected as an amendment to the applicable Supplement which shall be valid (and such admission shall be effective) if executed by the Company Manager and the new Members. Notwithstanding the foregoing, if and to the extent new Members are admitted to a Project Development Series, the portion of each Member's Series Sharing Ratio in such Project Development Series that has vested pursuant to the provisions of Section 3.4 and/or the applicable Supplement shall not be subject to dilution by such admission; only the portion of such Series Sharing Ratios that has not so vested shall be subject to dilution.

aa.   In addition to the rights set forth above, from time to time a Supplement may be amended with the approval of the Company Manager and without the consent of any other Member being required.

bb.   The Series is hereby established, having the name LLC Series" and having the Series Members, Series Manager, and the Series Sharing Ratios set forth in the Supplement.

Article Five - Company Allocations

Section 1.   Profits and Losses

The Profits or Losses of the Company shall be credited or charged, as the case may be, to the respective Income Accounts of the Member or Series Members pursuant to Article One Section 1 f hereof in proportion to the then respective Percentage Interests of the Member or Series Members.

Section 2.   Allocation of Depreciation, Gain or Loss

If a Member or Series Member, on formation of the Company or at any time thereafter, contributes property to the Company with an adjusted income tax basis different from the value at which the property is accepted and credited to that Member or Series Member's Capital Account by the Company, then, solely for income tax purposes and for purposes of determining each Member or Series Member's distributive share of the Profits and Losses of the Company, any depreciation, gain or loss with respect to that property shall, pursuant to Section 704(c) of the Code and the Treasury Regulations issued thereunder, be shared among the Member or Series Members so as to take account of the variation between the basis of the property to the Company and its value at the time of contribution.

Article Six – Company Distributions

Section 1. Operating Distributions

From time to time during each fiscal year of the Company's existence, the Company may distribute any part or all of the Distributable Cash to each of the Members or Series Members, in accordance with such Member or Series Member's Percentage Interest; No distributions under this Section shall have the effect of changing any of the Member or Series Member's Percentage Interests.

Section 2. Distributable Cash

Distributable Cash includes only that cash held by the Company at the end of a fiscal year after reasonable reserves have been set aside by the Member or Series Member for working capital and other cash requirements, including current and reasonably projected expenses, current and reasonably projected investment opportunities, and reasonably anticipated contingencies. For purposes of this Section, any of the Company Property which are contributed to the Company by the Member or Series Members, any borrowed funds, and any cash generated upon the sale of any of the Company Property, including Company Property that is purchased with borrowed funds and including the sales proceeds that are attributable to appreciation in value of Company Property shall be considered as necessary for investment purposes.

Section 3. Character of Distributions

No Member or Series Member shall have the right to receive property other than money upon any Distribution. A Member or Series Member may not be compelled to accept a Distribution of any asset in kind from the Company in lieu of a proportionate Distribution of money being made to the other Member or Series Members. If, upon the winding up of the Company, the Member or Series Member shall determine that (i) an immediate sale of part or all of the Company assets would cause undue loss to the Member or Series Members and (ii) Company assets are susceptible of division for distribution in kind to the Member or Series Members,, then, to that extent, the Member or Series Member may distribute Company assets in kind to the Member or Series Members. Undivided interests in such non-cash assets shall be distributed to the Member or Series Members as tenants-in-common in accordance with Article Twelve Section 3 hereof.

Section 4. Repayment of Creditor Member or Series Members

No Distributions shall be made prior to the repayment by the Company of all loans and advances made by the Member or Series Members pursuant to Article Four Section 5 hereof that are currently due and payable.

Section 5.   No Return of Capital Contributions or Priorities of Member or Series Members

Except as set forth in this Agreement, no Member or Series Member shall have the right to withdraw, demand return of or reduce such Member or Series Member's contributions to the capital of the Company, and no Member or Series Member shall have priority over any other Member or Series Members as to Distributions from the Company.

Section 6.   Amounts Withheld

All amounts withheld pursuant to the Code or any other provision of any state or local tax law with respect to any payment or Distribution to the Member or Series Members shall be treated as amounts distributed to the Member or Series Member or Member or Series Members from whom withheld pursuant to this Article for all purposes under this Agreement.

Article Seven - Compensation and Expenses of the Manager and Administrative Member

Section 1.   Management Fee

The Managers shall be paid reasonable compensation for services rendered to the Company. Such compensation shall be an expense of the Company.

Section 2.   Expenses

All rents, payments for office supplies, professional dues, premiums for insurance, wages, salaries, travel, entertainment and other expenses incidental to the Company business made in the ordinary course of the Company business shall be paid, or reimbursed and repaid promptly by the Company to the Manager, out of the income or capital of the Company and shall, for purposes of this Agreement, be considered ordinary and necessary expenses of the Company business, deductible before Profits are determined.

Article Eight - Rights, Obligations and Powers of Manager

Section 1.   Manager

The Manager shall have the full and exclusive power, on the Company's behalf, to manage its business and affairs and to do or cause to be done anything deemed necessary and appropriate for the Company business. This authority includes, but is not limited to, the following:

cc.   Sell real or personal property to any person, giving any warranties or assurances deemed appropriate;

dd.   Buy, lease or otherwise acquire real or personal property to carry on and conduct the Company's business;

ee.   Borrow money for the Company's business;

ff.   Issue promissory notes and other debt instruments (negotiable or nonnegotiable), in any amounts and secured by any encumbrance on all or any part of the Company's assets:

gg.   Assign any debts owing to the Company;

hh.   Engage in any other means of financing;

ii.   Enter into any agreement for sharing of profits and any joint venture agreement with any person or entity engaging in any business or venture in which this Company may engage;

jj.   Manage, administer, conserve, improve, develop, operate, lease, utilize, and defend the Company assets, directly or through third parties;

kk.   Execute any type of agreement or instrument in connection with any other Company power;

ll.   Employ all types of agents and employees (including lawyers and accountants), even if they are related by blood, marriage, or business relationship to the Manager, and pay them reasonable compensation;

mm.   Pay or reimburse any Person for costs, expenses or losses incurred in connection with any aspect of the Company or its business;

nn.   Buy or otherwise obtain the use of any type of equipment or other property that may be convenient or advisable in connection with any Company business;

oo. Make any and all elections for federal, state and local tax purposes and to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as Members, and to execute any agreements or other documents relating to or affecting such tax matters;

pp. Incur any reasonable expense for travel , telephone, insurance, taxes, and such other things, in carrying on the Company business;

qq. Sue or be sued, complain and defend in the Company's name and on its behalf; and

rr. Quitclaim, release, or abandon any Company assets with or without consideration.

In the event more than one Person is the Manager, the rights and powers of the Manager hereunder shall be exercised by them in such manner as they may agree. In the absence of an agreement among such Persons, no Manager shall exercise any of such rights or powers without the consent of the other Manager(s).

Section 2. Actions Requiring Consent of Members Holding A Majority of the Ownership Interest

Without the consent of the Members holding a majority of the ownership interet , the Manager shall not have the authority to:

ss. Admit additional Members to the Company in accordance with the provisions of Article Four Section 4 hereof;

tt. Confess a judgment against the Company or a Series;

uu. Possess Company   or Series Property, or assign rights in specific Company or Series Property, for other than a Company or Series purpose;

vv. Knowingly perform any act that would subject any Member to liability in any jurisdiction;

ww. Do any act in contravention of this Agreement;

xx. Do any act which would make it impossible to carry on the ordinary business of the Company or the Series, except as otherwise provided in this Agreement; or

yy. Except as otherwise provided herein, do any act required by the Act to be approved or ratified by all Members.

zz. Elect to dissolve the Company; or

aaa. Amend this Agreement.

bbb. Without the consent of a Majority of the Members, the Managers shall not have the authority to engage in transactions in which such Manager have an actual or potential conflict of interest with the Members or the Company.

Section 3.   Actions Requiring Consent of Majority of Members

Without the consent of a Majority of the Members, the Manager shall not have the authority to engage in transactions in which such Manager have an actual or potential conflict of interest with the Members or the Company.

Section 4.   Actions Requiring the Consent of the Series Members

Without the Unanimous Vote of the Series Members, the Manager shall not have the authority to:

ccc. Elect to dissolve the LLC Series affecting those Series Members; or

Section 5.   Exercise of Powers

In exercising any rights and/or powers, the Manager may enter into agreements, incur obligations and otherwise act in such Manager's own name. So long as done in good faith consistent with the provisions of this Agreement and for the benefit of the Company, such agreements, obligations and acts shall constitute agreements, obligations and acts of the Company.

Section 6.   Time Devoted to Company

The Manager shall not be required to devote such Manager's full time and attention to the business of the Company, but shall devote only so much of such Manager's time, effort and skill to the business of the Company as may be reasonably necessary to the conduct of the business of the Company.

Section 7.   Fiduciary Capacity

The Manager shall at all times exercise responsibilities in a fiduciary capacity and in a manner consistent with the objectives of the Company.

Section 8.   Indemnification

The Company shall indemnify the Manager for payments made and personal liabilities reasonably incurred by such Manager in the ordinary and proper conduct of the Company business or for the preservation of the Company business or Property. Each Member shall indemnify and hold harmless the Company, the Manager and each other Member, jointly and severally, from any and all expense, loss, damage or liability incurred as a result of the Company's being involved, directly or indirectly, in any litigation or dispute between such Member and a party other than the Company or the Manager in which the Company and the Manager are not liable.

Section 9.   Limitation on the Liability of Managers to the Members

Except in the case of fraud, bad faith, gross negligence or willful misconduct, the doing of any act or the failure to do any act by the Manager, whether or not on the advice of legal counsel or accountants employed by the Manager on behalf of the Company, the effect of which may cause or result in loss or damage to the Company or the Members, shall not subject the Manager or any trustee, agent, designee or nominee of the Manager to any liability to the Members, Series Members, Series Managers or the Company.

Section 10. Company Manager May Establish Rules for Governing A Series Including Providing for Groups or Classes

ddd.   The Company Manager may:

eee.   Establish classes or groups of one or more members or managers associated with a series each of which has certain   express relative rights, powers, and duties, including voting   rights; and,

fff.   Provide for the manner of establishing additional classes or groups of one or more members or managers associated with the series each of which has certain express rights, powers, and   duties, including providing for voting rights and rights, powers, and duties senior to existing classes and groups of members or   managers associated with the series.

ggg.   The Company Manager may provide for the taking of an action, including the amendment of the company agreement, without the vote or approval of any member or manager or class or group of   members or managers, to create under the provisions of the company   agreement a class or group of the series of membership interests that was not previously outstanding.

hhh. The Company Manager may provide that:

iii. All or certain identified members or managers or a   specified class or group of the members or managers associated with a series have the right to vote on any matter separately or with all   or any class or group of the members or managers associated with the   series;

jjj. Any member or class or group of members associated   with a series has no voting rights; and

kkk. Voting by members or managers associated with a   series is on a per capita, number, financial interest, class, group, or any other basis.

lll. Notwithstanding   any conflicting provision of the certificate of formation of a   limited liability company, the governing authority of a series consists of the managers or members associated with the series as provided in the Company Agreement and approved by the Company Manager.

mmm. If the Company Agreement does not specifically provide for the governing authority of the series, the governing authority of the   series consists of:

nnn. The managers associated with the series on the Supplemental Agreement creating the Series; or

ooo. The Company Manager or with the written approval of the Company Manager , the members associated with the series, on the Supplemental Agreement creating the Series if the Series will not have a manager.

Section 11. Management of Series

ppp. The day to day affairs of each Series shall be directed by the Series Manager therefor, but each Series Manager shall be subject to the overriding authority of the Company Manager to direct the management of the affairs of each Series.

qqq. The Series Manager shall not have any authority or power to take any action on behalf of the Company or a Series that would constitute a Major

Decision (as defined below), unless the same has been expressly approved in writing by the Company Manager. As used herein, the term "Major Decision" shall include the following:

rrr. Causing the Company or a Series to enter into any agreement which would subject the Company or a Series or its assets to any recourse liability for borrowings, or for capital contributions to any Person;

sss. Causing the Company or a Series to grant any interests in the assets, profit, and income of the Company or a Series;

ttt. Causing a dissolution of the Company or any Series;

uuu. Regarding Company and Series assets, any sale, transfer, exchange, mortgage, financing, hypothecation or encumbrance of all or any part thereof, or any modification of the terms of the foregoing;

vvv. Regarding Company and Series financial affairs, (A) determination of major accounting policies including selection of accounting methods and making various decisions regarding treatment and allocation of transactions for federal and state income, franchise or other tax purposes (B) determination of the terms and conditions of all borrowings of the Company or a Series and the identity of the lender thereof, and (C) the making of any expenditure or incurrence of any obligation by or for the Company or a Series in excess of $5,000.00;

www. Regarding any Capital Contributions;

xxx. Regarding Company and Series operations, approval of insurance coverages, the underwriters thereof and claims related thereto, the settlement of any litigation that is not fully covered by insurance involving more than $5,000.00 entering into any contract which obligates the Company or a Series for more than $5,000.00. -   (8)   filing   of   any petition or consenting to the filing of any petition that would subject the Company or a Series to a bankruptcy or similar proceeding;

yyy. Any other action which, considered before the taking thereof, could reasonably be expected to have a material effect upon the business or affairs of the Company or a Series.

zzz. Each Series Manager shall discharge its duties in a good and proper manner as provided for in this Agreement. Each Series Manager, on behalf of the Company or Series, as applicable, shall enforce agreements entered into by the Company or the applicable Series, and conduct or cause to be conducted the ordinary business and affairs of the Company or Series in accordance with good industry practice and the provisions of this

Agreement. No Series Manager shall be required to devote a particular amount of time to the Company's or Series' business, but shall devote sufficient time to perform its duties hereunder.

aaaa. Compensation of Members. Except as otherwise specifically provided herein, no compensatory payment shall be made by the Company to any Member for the services to the Company of such Member or any member or employee of such Member.

Section 12. Appointment of Series Officers and Series Managers

The Company Manager shall appoint and may, from time to time, designate one or more Persons to be Series Manager or a Series Officer.   Any Officer so designated shall have such title and authority and perform such duties as the Company Manager may, from time to time, designate. Unless the Company Manager decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer by the Company Manager. Each Officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed. The compensation, if any, of the Series Managers and Officers of the Company shall be fixed from time to time by the Company Manager. Any Officer may resign as such at any time. Any Officer may be removed as such, with or without Cause, by the Company Manager at any time unless otherwise designated at the time of hiring an Officer. Designation of an Officer shall not, in and of itself, create contract rights.

Section 13. Indemnification of Series Officers and Series Managers

To the fullest extent permitted by law, and subject to the limitations set forth in this Operating Agreement and with, in each case, the Company Manager's prior approval: (a) the Company shall indemnify each Series Manager, Officer, Member and Series Member for the entirety of any Adverse Consequences that a Series Manager, Officer, Member or Series Member may suffer including, but not limited to, being made part of or being threatened to be made part of any threatened, pending or completed action, suit or proceeding ("Proceeding"), any appeal therein, or any inquiry or investigation preliminary thereto, solely by reason of the fact that he or she is or was a Series Manager, Officer, Member or Series Member and was acting within scope of duties or under their authority;

The Company shall pay, and advance or if the foregoing is not practicable, reimburse a Series Manager, Officer, Member or Series Member for expenses incurred by him or her (1) in advance of any disposition of a Proceeding to which such Series Manager, Officer,

Member or Series Member was, is or is threatened to be made a party, and (2) in connection with his or her appearance as a witness or other participation in any Proceeding. Such indemnification shall also include counsel fees. The Company may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to the Series Manager, Officer, Member or Series Member under the preceding sentence. The provisions of this Section shall not be exclusive of any other right under any law, provision of this Agreement, or otherwise. Notwithstanding the foregoing, this indemnity shall not apply to actions constituting gross negligence, willful misconduct or bad faith, or involving a material breach of this Agreement or the duties set forth herein, which breach, in Company Manager's reasonable opinion, causes a substantial loss to the Company, but shall apply to actions constituting simple negligence. The Company may purchase and maintain insurance to protect itself and any Manager, Series Manager, Officer, employee or agent of the Company, whether or not the Company would have the power to indemnify such Person. This indemnification obligation shall be limited to the assets of Company, and no Member shall be required to make a Capital Contribution in respect thereof.

Section 14. Termination of Member, Manager, Series Manager or Series Member

bbbb. An event that under the Texas Business Organization Code or the Company Agreement causes a manager to cease to be a manager with respect to a series does not, in and of itself, cause the manager to cease to be a manager of the limited liability company or with respect to any other series of the company.

cccc. An event that under the Texas Business Organizations Code or the Company Agreement causes a member to cease to be associated with a series does not, in and of itself, cause the member to cease to be associated with any other series or terminate the continued membership of a member in the limited liability company or require the winding up of the series, regardless of whether the member was the last remaining member associated with the series.

Section 15. Winding Up or Terminating a Series

The following provisions of the Texas Business Organizations Code apply to a series and the associated members and managers of the series:

dddd. Subchapters A, G, H, and I, Chapter 11; and Subchapter B, Chapter 11, other than Sections 11.051, 11.056, 11.057, 11.058, and 11.059.

eeee. For purposes of the application of Chapter 11 to a   series and as the context requires:

   8. A reference to "domestic entity," "filing entity,"   or "entity" means the "series";

   9. A reference to an "owner" means a "member   associated with the series";

   10. A reference to the "governing authority" or a   "governing person" means the "governing authority associated with the series" or a "governing person associated with the series"; and

   11. A reference to "business," "property,"   "obligations," or "liabilities" means the "business associated   with the series," "property associated with the series,"   "obligations associated with the series," or "liabilities   associated with the series."

ffff. After the occurrence of an event requiring winding up of   a series under Section 101.616, unless a revocation as provided by   Section 101.618 or a cancellation as provided by Section 101.619   occurs, the winding up of the series must be carried out by:

   1. The governing authority of the series or one or   more persons, including a governing person, designated by:

      A. The governing authority of the series;

      B. The members associated with the series; or

      C. The Company Agreement; or

      D. A person appointed by the court to carry out the   winding up of the series under Section 11.054, 11.405, 11.409, or   11.410.

gggg. An action taken in accordance with this section does not affect the limitation on liability of members and managers.

hhhh. Before   the termination of the series takes effect, a voluntary decision to wind up the series under the Texas Business Organization Code Section 101.616(2)(C) or

iiii. May be revoked   by:

1. A majority vote of all of the members associated with the series approving the revocation or, if there is more than one class or group of members associated with the series, a majority vote of the members of each class or group of members associated with the series approving the revocation; or

2. If the series has no members, a majority vote of all the managers associated with the series approving the revocation or, if there is more than one class or group of managers associated with the series, a majority vote of the managers of each class or group of managers associated with the series approving the revocation.

jjjj. Unless the cancellation is prohibited by this Company Agreement, an event requiring winding up of the series under the Texas Business Organizations Code Section 101.616(1) or (2) may be canceled by the consent of all of the members of the series before the termination of the series takes effect.

kkkk. In connection with the cancellation, the members must amend the Company Agreement to:

1. Eliminate or extend the time specified for the series if the event requiring winding up of the series occurred under Section 101.616(1); or

2. Eliminate or revise the event specified with respect to the series if the event requiring winding up of the series occurred under Section 101.616(2).

llll. The series may continue its business following the revocation under Section 101.618 or the cancellation under Section 101.619.

mmmm. A district court in the county in which the registered office or principal place of business in this state of a domestic limited liability company is located, on application by or for a member associated with the series, has jurisdiction to order the winding up and termination of a series if the court determines that it is not reasonably practicable to carry on the business of the series in conformity with the company agreement

Article Nine - Rights and Obligations of Members

Section 1.   Management of Business

No Member or Series Member shall take part in the management or control of the business of the Company nor transact any business in the name of the Company. No Member or Series Member shall have the power to sign for or bind the Company to any agreement or document. Except as provided in Article Eight, no Member or Series Member shall have any right to vote on Company matters or any other power or authority with respect to the Company. Nothing herein shall be deemed to prevent a person who is a Member or Series Member from receiving compensation for performing services on behalf of the Company in a professional capacity.

Section 2.   Voting

Member or Series Members shall have the right to vote where authorized under this Agreement or as required by a Member or Series Member under the Act.

Section 3.

Unless specifically designated otherwise in a Series Supplemental Agreement or other document or instrument, the Members and Manager of the Company shall be assumed to maintain their same percentage interests and ownership of any Series that they have in the Company in general.

Section 4.   Limitation on Liability of Members and Series Members

The liability of each Member or Series Member shall be limited to the value of such Member or Series Member's capital contribution as set forth in Article Four, and no Member or Series Member shall have:

nnnn.   Any additional personal liability to contribute money to or with respect to the liabilities or obligations of the Company; provided, however, that a Member or Series Member receiving a Distribution shall be liable to the Company for any sum, not in excess of the amount distributed, necessary to discharge the liabilities of the Company to all creditors who extended credit or whose claim arose before such Distribution was made; or

oooo.   Any obligation to make advances to the Company.

Article Ten - Transfer of Company Interests

Section 1.   Restrictions on Transfer of Interests

The Member or Series Members acknowledge and agree that it is in the best interests of the Member or Series Members and the Company that the transfer of Company Interests be restricted. Except as otherwise set forth in this Article, a Member or Series Member shall not sell, assign, transfer, pledge or hypothecate all or any portion of such Member or Series Member's Interest in the Company. Any sale, assignment, transfer, pledge or hypothecation which does not comply with the provisions of this Article shall be void and shall not cause or constitute a dissolution of the Company.

Each Member or Series Member hereby agrees that a legend to the following effect may be placed upon any documents evidencing ownership issued to such Member or Series Member and representing such Member or Series Member's Interest in this Company:

> "The Interest represented by this document is subject to further restriction as to its sale, transferability or assignment as set forth in the Operating Agreement and agreed to by the Member or Series Member. Said restriction provides, among other things, a right of first refusal in favor of the remaining Member or Series Members to purchase the Interest of a transferring Member or Series Member and that no vendee, transferee or assignee shall become a Substituted Member or Series Member unless consented to by the Managers and all of the Member or Series Members."

Section 2.   Permitted Transfers

A Member or Series Member may sell, assign or transfer such Member or Series Member's Interest in the Company without the consent of the Manager if:

pppp. The transfer is to a permitted transferee. As used herein, the term "permitted transferee" shall include the Member or Series Member's immediate family (i.e., spouse, ancestors or lineal descendants), the heirs, devisees or legatees of such Member or Series Member and/or a trust established for the benefit of the Member or Series Member or the Member or Series Member's immediate family;

qqqq. Such Member or Series Member and the permitted transferee execute, acknowledge and deliver to the Manager such instruments of transfer and assignment with respect to such transaction as are in form and substance satisfactory to the Manager; and

rrrr. Such Member or Series Member pays the Company a transfer fee equal to the amount of all reasonable expenses, including attorneys' fees, of the Company in connection with such transaction.

Section 3. Right of First Refusal

A Member or Series Member may sell, assign or transfer such Member or Series Member's Interest in the Company (other than to a Permitted Transferee) only if such Member or Series Member shall have first offered to the remaining Member or Series Members (the "Remaining Members") a ninety (90) day right of first refusal to purchase such Interest on the same terms and conditions as are offered to any proposed transferee, and the Remaining Members have failed or refused to exercise such right. The Remaining Members shall have the right to purchase such portion of the selling Member's Interest in the same proportion as the number of Units owned by each Remaining Member electing to exercise such right of first refusal bears to the total number of Units owned by all the Remaining Members electing to exercise such right of first refusal.

Section 4. Assignees

If a sale, transfer or assignment of an Interest complies with the provisions of Section 2 or Section 3 hereof, but the Person acquiring such Interest is not admitted as a Substituted Member or Series Member pursuant to Section 5 hereof, such Person shall be entitled to receive Distributions and allocations with respect to such Interest as set forth in this Agreement, including Section 8 hereof, but shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not be entitled to any of the rights of a Manager or a Member or Series Member under the Act or this Agreement.

Section 5. Admission of Substituted Member or Series Members

ssss. The Manager may, but need not, permit an assignee or transferee of an Interest (whether such assignee or transferee acquired his Interest by means of a permitted transfer within the meaning of Section 2 or Section 3 hereof, an involuntary transfer or a transfer by operation of law) to be and become a Substituted Member or Series Member in the Company entitled to all the rights and benefits under this Agreement of the transferor or assignor of such Interest; but no such assignee or transferee shall be or become a Substituted Member or Series Member unless and until all the Member or Series Members consent in writing to the admission of such Person as a Substituted Member or Series Members, which consent may be withheld in the absolute discretion of a Member or Series Member. Upon such written consent, the Member or Series Members hereby consent and agree to such admission of a Substituted Member or Series Member by the Manager, and agree that the Manager, on behalf of each Member or Series Member and on behalf of the Company, cause the Certificate to be appropriately amended, and recorded as so amended.

tttt. Each Substituted Member or Series Member, as a condition to such Member's admission as a Member or Series Member, shall execute and acknowledge such instruments, in form and substance satisfactory to the Manager, as the Manager shall deem necessary or desirable to effectuate such admission and to confirm the agreement of the Substituted Member or Series Member to be bound by all the terms and provisions of this Agreement with respect to the Interest acquired. All reasonable expenses, including attorneys' fees, incurred by the Company in this connection shall be borne by such Substituted Member or Series Member.

uuuu. Any Person who acquires an Interest as an assignee or transferee or who is admitted to the Company as a Substituted Member or Series Member shall be subject to and bound by all the provisions of this Agreement as if originally a party to this Agreement.

Section 6.   Substitution Required for Vote

Unless and until an assignee of a Member or Series Member's Interest becomes a Substituted Member or Series Member, such assignee shall not be entitled to vote with respect to such Member's Interest. In the event a vote of the Members shall be taken pursuant to this Agreement for any reason, a Member shall, solely for the purpose of determining such Member's vote, be deemed the holder of any Interest assigned by such Member or Series Member in respect of which the assignee has not become a Substituted Member or Series Member.

Section 7.   Death or Incapacity of Member or Series Member

The death or legal incapacity of a Member or Series Member shall not cause a dissolution of the Company, but the rights of such Member or Series Member to share in Profits, Losses and Distributions and to assign such Member or Series Member's Interest shall, on the happening of such an event, devolve on such Member or Series Member's personal representative, or in the event of the death of a Member or Series Member whose Interest is held in joint tenancy, pass to the surviving joint tenant(s) subject to the terms and conditions of this Agreement, and the Company shall continue as a limited liability company. However, unless admitted as a Substituted Member or Series Member pursuant to Section 6 hereof, in no event shall such personal representative become a Substituted Member or Series Member solely by reason of such capacity.

Section 8.   Distributions and Allocations in Respect to Transferred Interests

If any Interest is sold, assigned or transferred during any accounting period in compliance with the provisions of this Article, Profits, Losses, each item thereof, and all other items attributable to such Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying Interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager. All Distributions on or before the date of such transfer shall be made to the transferor, and all Distributions thereafter shall be made to the transferee. Neither the Company nor the Manager shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section, whether or not the Manager or the Company has knowledge of any transfer of ownership of any Interest.

Section 9.   Bankruptcy of Member or Series Member

vvvv.   In the event of the adjudication of bankruptcy of a Member or Series Member, whether voluntary or involuntary, the Company shall not be dissolved nor shall its business terminate. Instead, the remaining Member or Series Members ("Purchasing Member or Series Members") may, but shall not be required to, purchase such bankrupt Member or Series Member's Interest, in the same proportion as the number of Units owned by each Purchasing Member or Series Member bears to the total number of Units owned by all of the Purchasing Member or Series Members.

wwww.   The purchase price of a bankrupt Member or Series Member's Interest shall be equal to the lesser of the appraised value of such Interest or the bankrupt Member or Series Member's Capital Account balance, and shall be paid ten percent (10%) down, with the balance payable in one hundred twenty (120) equal, consecutive monthly installments, including interest on the unpaid balance at the long-term applicable federal rate (AFR).

Section 10. Liability to Third Parties

xxxx.   Except as required by Texas Business Organizations Code, no Member, solely by reason of being a member, shall be liable for the debts, obligations, or liabilities of the Company.

yyyy.   To the maximum extent permitted by law, each Member or Series Member absolutely and irrevocably waives any and all claims, actions, causes of action, loss, damage and expense including any and all attorneys' fees and other costs of enforcement arising out of or in connection with any breach of any fiduciary duty by any other Member, Series Member, Series

Manager or Manager or any of its Affiliates in the nature of actions taken or omitted by any such other Persons, which actions or omissions would otherwise constitute the breach of any fiduciary duty owed to the Members (or any of them), except a breach of any specific term of this Agreement. It is the express intent of the Members and Series Members that each Member and Series Member, Series Manager and Manager and each and all of their Affiliates shall be and hereby are relieved of any and all fiduciary duties which might otherwise arise out of or in connection with this Agreement to the Members or Series Members.

Article Eleven - Withdrawal, Removal, Transfer and Substitution of Manager; Election and Admission of New Manager

Section 1.   Voluntary Withdrawal of the Manager

A Manager shall not voluntarily withdraw from the Company.

Section 2.   Cessation of the Manager

A Manager shall cease to be a Manager if such Manager does any of the following:

zzzz.   Attempts to voluntarily withdraw as a Manager in violation of Section 1 hereof;

aaaaa. Attempts to transfer such Manager's Interest in violation of Section 4 hereof;

bbbbb.   Is removed;

ccccc. Makes a general assignment for the benefit of creditors;

ddddd.   Files a voluntary petition under the federal bankruptcy law;

eeeee. Is adjudged a bankrupt;

fffff.   Files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Manager in any proceeding of the nature described in this Section;

ggggg. Seeks, consents to, acquiesces in, or fails to have vacated or stayed within sixty (60) days (or vacated within 60 days of any such stay), the appointment of a trustee, receiver or liquidator of the Manager or of all or any substantial part of such Member's properties; or

hhhhh.   Dies or becomes mentally incapacitated.

Upon the cessation of service as a Manager pursuant to this Section, the next Manager appointed under Article One Section 1.j, shall serve as Manager. In the event the list of Successor Managers is exhausted, the Members may, in accordance with the provisions of Section 5 hereof, admit a new Manager. In the event of the cessation of a Manager pursuant to this Section, the Interest of such Manager shall be converted to, and treated as, an Interest held by a Member. The former Manager shall have the right to become a Substituted Member.

Section 3.   Removal of the Manager

iiiii. The Manager appointed under Article 1, Section 1, paragraph J. (currently RICHARD A. BEHLMANN and WILLIAM C. PASKE) may only be removed "for cause" by a court of competent jurisdiction or Mmay be removed by a vote of a Majority of the Members. In the event there is more than one (1) Manager, and one (1) is removed, the remaining Manager may elect to continue to serve as Manager. In the event that all acting Managers are removed, or in the event the remaining Manager does not elect to continue to serve as Manager, the next Manager appointed under Article One, Section 1.j.1 or 2, as applicable ("the Successor Manager"), shall serve as Manager. In the event the list of Successor Managers is exhausted, the Members may, in accordance with the provisions of Section 5 hereof, admit a new Manager. "For cause" shall be defined as:

    3. Fraudulent or dishonest conduct;

    4. Conduct that results in a material violation of this Agreement; or

    5. Knowingly violating significant laws, ordinances, rules and regulations in operating the Company.

jjjjj. Written notice of the removal of a Manager shall be served upon such Manager and shall set forth the date on which the removal is to become effective. Such notice shall set forth the reasons for such removal and shall bear the acknowledged signatures of a Majority of the Members. The notice shall clearly specify that the signatories are requesting removal of such Manager and identify the name and address of the Person to serve as Successor Manager.

kkkkk. Upon receipt of the notice described in the paragraph immediately above, the removed Manager shall cause an accounting to be prepared covering the transactions of the Company since the end of the previous fiscal year, and the removed Manager shall not sell or dispose of, or allow to be sold or disposed of, any Company Property, unless the sale or distribution was the subject of a contract entered into by, and binding upon, the Company prior to the date upon which the notice was received by the removed Manager. In the event that the removed Manager fails to make such an accounting, the Successor Manager, may cause such accounting to be made at the expense of the removed Manager.

lllll. In the event of the removal of a Manager pursuant to this Section, the Interest of such Manager shall be converted to, and treated as, an Interest held by a Member. The former Manager shall have the right to become a Substituted Member.

Section 4.   Voluntary Transfers by the Manager

A Manager may not sell, assign, transfer, mortgage or otherwise dispose of all or any portion of the Interest held as a Manager.

Section 5.   Admission of Additional or Successor Managers

mmmmm.   If a Manager is removed or otherwise ceases to be a Manager and the list of Successor Managers appointed under Article One Section 1.j, are exhausted, a Successor Manager may be admitted by the affirmative vote of a Majority of the Voting Members.

nnnnn.   Notwithstanding any of the provisions of this Section, no Successor Manager shall be admitted unless and until the following terms and conditions are satisfied:

1.   The additional Successor Manager shall have accepted and assumed all the terms and provisions of this Agreement;

2.   If the Successor Manager is a corporation, it shall have provided counsel for the Company with a certified copy of a resolution of its Board of Directors authorizing it to become a Manager under the terms and conditions of this Agreement;

3.   The Successor Manager shall have executed this or any amended Agreement or Certificate and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Manager;

4.   Counsel for the Company shall have rendered an opinion that none of the actions taken in connection with the admission of the Successor Manager shall cause the termination or dissolution of the Company or cause it to be taxed as an association taxable as a corporation.

ooooo. In the event that the Company has no Manager, any Member may nominate one or more Persons for election as Managers in accordance with the provisions of this Section.

ppppp. Promptly following the admission of Successor Manager pursuant to this Section, the Manager(s) shall amend this Agreement and cause to be filed an amended Certificate with the Texas Secretary of State on Form LLC-2 and such other certificates and statements as are necessary to reflect the admission of the Successor Manager.

Section 6. Effect on Member Interest of the Manager

Except as provided in this Agreement to the contrary, the provisions of this Article shall not affect any Interest held by the Manager as a Member.

Article Twelve - Dissolution and Liquidation

Section 1.   Dissolution of the Company

Subject to the provisions of Section 2 hereof, the Company shall be dissolved on the earlier of the expiration of the term of the Company, or, if earlier, on the happening of any of the following events:

The decision of the Administrative General Partner to dissolve the Partnership with the concurrence of a Majority of the Voting Members or Series Members.

Section 2.   Winding Up and Dissolution

Upon the dissolution of the Company pursuant to Section 1 hereof, the winding up of the Company's business and the distribution of Company Property and assets shall be carried out by the Manager in as expeditious a manner as is reasonably practicable and consistent with the provisions of this Article and applicable requirements of law. The Manager shall be responsible for taking all actions relating to the winding up and distribution of Company Property and assets. In the event that no Manager is available to act, a Manager shall be appointed by a Majority of Members or a court of competent jurisdiction.

Section 3.   Distribution of Liquidation Proceeds

The amounts received by the Manager on the sale or other disposition of the Company's assets or the distribution of assets in kind shall be distributed and applied in the following order of priority:

    qqqqq.   To the costs of sale of Company Property and assets and the liquidation and dissolution of the Company, including accounting and legal fees and other expenses;

    rrrrr.   To the payment of debts and liabilities of the Company to Persons who are not Members or former Members;

    sssss.   To the payment of debts and liabilities of the Company (other than liabilities for Distributions) to Members or former Members;

    ttttt.   To the setting up of any reserves that the Manager shall deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the business of the Company; and

uuuuu. To those Members with positive balances in their Capital Accounts in accordance with the ratio of such positive balances.

If any Member has a deficit balance in such Member's Capital Account following the liquidation of the Company or the Interest of such Member in the Company, such Member shall have an obligation to restore such Member's deficit Capital Account balance at the time and in the manner set forth in Article Four Section 3.u of this Agreement.

Section 4. Waiver of Right to Dissolve

The Members expressly waive their right to dissolve the Company or to obtain dissolution in any way except as provided in this Agreement.

Article Thirteen - Books and Records, Accounting, Tax Elections, Etc.

Section 1.   Books and Records

The Manager shall keep at the principal place of business of the Company, and a Member shall have the right to inspect and copy, at the expense of the Member, at any time during normal business hours, any Company books, records or certificates.

Section 2.   Accounting Determination

All determinations of accounting matters hereunder, including, but not limited to, determinations of Profits, Losses, amounts available for Distributions and accounting method and practices, shall be made by the Manager, after consultation with the accountants for the Company selected in accordance with Section 4, in accordance with sound and generally accepted tax principles applied on a consistent basis.

Section 3.   Bank Accounts

The funds of the Company shall be deposited in such banking institutions as the Manager shall determine, and withdrawals shall be made only in the regular course of Company business on such signature or signatures as the Manager may authorize in writing. All deposits may be deposited in interest bearing accounts or invested in certificates of deposit, money market investment funds or companies, banker's acceptances, high grade commercial paper, or short term United States government or municipal obligations maturing within one year. Funds of the Company shall not be commingled with any other funds.

Section 4.   Accountants

The Manager shall select a firm of certified public accountants to be the accountants for the Company.

Section 5.   Company Tax Returns

For each fiscal year, the Manager shall cause to be prepared by the accountants for the Company, and filed on behalf of the Company, a Company federal income tax return or report within the time period prescribed by law (including extensions) for such filing. The Manager shall also cause to be prepared by the accountants for the Company, and filed on behalf of the Company, such state and/or local income tax returns or reports as may be required of the Company by law.

Section 6. Reports to or on Behalf of Members

In addition to any reports required elsewhere in this Agreement, the Manager shall cause the Company's accountants to prepare, and the Manager shall deliver to all Persons who were Members at any time during such year, no later than ninety (90) days following the close of each taxable year, all information necessary for each Member to prepare such Member's own tax returns, to the extent such information is available to the Manager.

All reports and other information required by this Article and all other reports that the Manager may deem necessary or desirable to transmit to the Members shall be prepared and transmitted at the expense of the Company. The Manager may employ other Persons to assist in the preparation of such reports, all at the expense of the Company.

Section 7. Optional Adjustment to Basis of Company Property

In connection with the transfer of an Interest by a Member or Distributions of Company Property, the Manager may make an election on behalf of the Company as provided in Section 754 of the Code (if such an election is not already in effect for the Company) and cause the Company to make the adjustments to the basis of Company Property pursuant to Code Sections 734(b) and 743 or comparable provisions of state or local law. Such election may be made or not made in the sole discretion of the Manager.

Section 8. Fiscal Year

The fiscal year of the Company for tax and financial accounting purposes shall be the calendar year.

Section 9. Tax Matters Partner

The Tax Matters Partner, as defined in the Code, shall be the Manager who, in such capacity, shall possess all of the authority granted by the Code to the Tax Matters Partner to do any or all of the following:

vvvvv. To enter into a settlement agreement with the Internal Revenue Service which purports to bind Members other than the Manager;

wwwww. To file a petition as contemplated in Sections 6226(a) or 6228 of the Code;

xxxxx. To intervene in any action as contemplated in Section 6226(b)(5) of the Code;

yyyyy. To file any request contemplated in Section 6227(b) of the Code; and

zzzzz. To enter into an agreement extending the period of limitations as contemplated in Section 6229(b)(1)(B) of the Code.

Section 10. Series Records

aaaaaa. The Company shall keep separate and distinct records for each Series and all Series Investments and other assets, Series Members, Series Sharing Ratios, and the Membership Interests attributable to each Series in accordance with the provisions of the Texas Business Organizations Code. The separate books and records kept for each Series shall be maintained in accordance with the provisions of this Article.

bbbbbb. Assets associated with a series may be held directly or indirectly, including being held in the name of the series, in the name of the limited liability company, through a nominee, or otherwise. If the records of a series are maintained in a manner so that the assets of the series can be reasonably identified by specific listing, category, type, quantity, or computational or allocational formula or procedure, including a percentage or share of any assets, or by any other method in which the identity of the assets can be objectively determined, the records are considered to satisfy the requirements of the Texas Business Organizations Coder.

Article Fourteen - General Provisions

Section 1.   Notices

Unless otherwise expressly stated in this Agreement, any notice given under this Agreement shall be in writing and shall be served either personally or by United States mail, postage prepaid. Notices shall be deemed received at the earlier of actual receipt or two (2) days following deposit in the United States mail, certified or registered, return receipt requested, with first-class postage and fees prepaid, addressed to the Members at the addresses shown in the Company's records. Any Member may change such Member's address for notice purposes by giving notice to the Manager in the manner provided herein, provided that such change of address shall not be effective until ten (10) days after notice of the change.

Section 2.   Severability

If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other that those as to which it is held invalid, shall not be affected thereby.

Section 3.   Applicable Law

All questions with respect to the validity, construction or enforceability of this Agreement shall be governed exclusively by the terms of this Agreement and by the laws of the State of Texas.

Section 4.   Binding Agreement

This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, legatees, devisees, legal representatives, executors and administrators.

Section 5.   Conflict of Interest

This Operating Agreement has been prepared on behalf of the Managers by the Behlmann Law Firm, LP, 21218 Kingsland Blvd, Katy, TX 77450-5898 (the "Law Firm"). Since this Operating Agreement sets forth the rights and obligations of the various parties vis-à-vis each other, there are inherent conflicts. As such, the Law Firm, in its representation, is also in a position of potential and actual conflict of interest. In addition, each of the parties hereto acknowledges that the Law Firm has represented and continues to represent individual Members in other matters

both related and unrelated to the business of the Company and will, in the future, represent the Company in various matters.

The parties further represent and acknowledge that:

cccccc. Such party has been advised that a conflict may exist between such party's interest and those of the Company and the other parties; and

dddddd. Such party has received from the Law Firm a full disclosure of the facts causing that conflict of interest; and

eeeeee. Such party has been advised by the Law Firm that this Agreement will have tax consequences; and

ffffff. Such party has been advised by the Law Firm to seek the advice of independent legal and tax counsel before executing this Agreement and such party has had the opportunity to seek such advice before executing this Agreement; and

gggggg. Such party is aware that if a conflict among the parties concerning this Agreement arises in the future, the Law Firm may be required to withdraw from representing some or all of the parties; and

hhhhhh. Such party has previously waived and reasserts such party's waiver of any claim of an actual or potential conflict of interest against the Law Firm due to the role of the Law Firm in this transaction; and

iiiiii. Such party consents to representation by the Law Firm under these circumstances.

Section 6. Article Headings

All article and section headings in this Agreement are for convenience of reference only and are not intended to qualify the meaning of any Article or Section.

Section 7. Counterparts

This Agreement may be executed in several counterparts, each of which shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all the parties are not signatory to the original or the same counterpart.

Section 8.   Nonrecourse Creditors

A creditor who makes a non-recourse loan to the Company shall not have or acquire at any time, as a result of making such loan, any direct or indirect interest in the profits, capital or property of the Company, other than as a secured creditor.

Section 9.   Integrated Agreement

This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties between or among the parties other than those set forth herein.

Section 10. Number and Gender

All pronouns and any variations thereof used in this Agreement shall be deemed to refer to the masculine, feminine or neuter gender, and the singular or plural number, as the identification of the person or persons, trust or trusts, firm or firms, corporation or corporations may require.

Section 11. Incorporation by Reference

Every exhibit, schedule and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

Section 12. Further Acts

Each Member, upon the request of the Manager, agrees to perform all further acts and execute, acknowledge and deliver any documents consistent with the provisions of this Agreement that may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

Section 13. Amendments

No amendment to this Agreement shall be valid unless made in writing and signed by each Member.

IN WITNESS WHEREOF, the parties have entered into this Agreement of Limited Company as of OCTOBER 01, 2008.

IN WITNESS WHEREOF, this party has entered into this Agreement as of OCTOBER 01, 2008.

INITIAL MANAGER-MEMBERS

_____
RICHARD A. BEHLMANN

_____
WILLIAM C. PASKE

STATE OF TEXAS   )
                                                            SS
COUNTY OF HARRIS   )

This instrument was acknowledged before me on OCTOBER 01, 2008 by RICHARD A. BEHLMANN.

_____
NOTARY PUBLIC

IN WITNESS WHEREOF, this party has entered into this Agreement as of OCTOBER 01, 2008.

INITIAL MEMBER

_____
WILLIAM C. PASKE

STATE OF TEXAS   )
                                                            SS
COUNTY OF HARRIS   )

This instrument was acknowledged before me on OCTOBER 01, 2008 by WILLIAM C. PASKE.

_____
NOTARY PUBLIC

SCHEDULE A

Identification of Members, Initial Percentage Interests

As of OCTOBER 01, 2008, the name of each Member, the Percentage Interest in the Company of such Member are as follows:

MANAGING MEMBERS

INITIAL MANAGING MEMBERS	PERCENTAGE INTEREST
RICHARD A. BEHLMANN,	__.00%
WILLIAM C. PASKE	__.00%

NON-MANAGING MEMBERS

INITIAL NON-MANAGING MEMBER	PERCENTAGE INTEREST
J. ROBERT TWIST, Phd	5.00%
_____	5.00%

SCHEDULE B

Description of Company Property

<p style="text-align:center">Supplement for Red Oak Instruments, LLC</p>

<h1 style="text-align:center">Series I</h1>

This Supplement (**"Supplement"**) is entered into by the undersigned to create a Series under the Limited Liability Company Agreement of the Red Oak Instruments, LLC dated OCTOBER 01, 2008 as amended and supplemented from time to time (the **"LLC Agreement").** Unless otherwise specified herein, all capitalized terms used herein shall have the meanings assigned to them in the LLC Agreement. The (Name or Purpose) Series created hereby and the rights and obligations of the Members shall be governed by the LLC Agreement as supplemented hereby.

Name of Series: **Red Oak Series One – Medical Technology Development**

Purpose: The purpose of this Series is to: Own and operate a medical technology business to develop and commercialize the technology and patents assigned from KaDa Medical, Inc.

Description of Property/Investment/Business: Development and commercialization of the Patents and other intellectual property related to the SKG and related medical applications, located at 21218 Kingsland Blvd, Katy, TX 77450.

Address: _____

_____

Series Members and Series Sharing Ratios:

Name of Series Member	**Capital Contribution**	**Profit Sharing Ratio**
Same as LLC Generally, no separate Series Members _____ Yes _____ No	**No Contribution ☐** **Pro Rata Contribution Allocated to Existing Accounts ☐**	**Same as LLC Generally**
Series Member 1	$ _____	_____%
Series Member 2	$ _____	_____%
Series Member 3	$ _____	_____%

<p style="text-align:center">3</p>

Note: The percentages stated above are subject to change if additional Members are admitted to the Series, either at formation or subsequently; see the LLC Agreement.

Distributable funds shall be distributed in accordance with Series Sharing Ratios.

Special Tax Provisions or Allocations (if any):   See attached Tax Schedule

Other Provisions Pertaining to Series:

If Series Manager or Series Members are not specified the company's Manager and Members will have the same percentage ownership and rights as in the Company in general.

SERIES MANAGER:_____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

APPROVED BY COMPANY MANAGER:

Manager: _____

Printed Name: RICHARD A. BEHLMANN

FORM OF SUPPLEMENT FOR ESTABLISHING SERIES

Supplement for Red Oak Instruments, LLC Series II

This Supplement (**"Supplement"**) is entered into by the undersigned to create a Series under the Limited Liability Company Agreement of the Red Oak Instruments, LLC dated OCTOBER 01, 2008 as amended and supplemented from time to time (the **"LLC Agreement")**. Unless otherwise specified herein, all capitalized terms used herein shall have the meanings assigned to them in the LLC Agreement. The (Name or Purpose) Series created hereby and the rights and obligations of the Members shall be governed by the LLC Agreement as supplemented hereby.

Name of Series: **Red Oak Instruments, LLC – Series II**

Purpose: The purpose of this Series is to:

Description of Property/Investment/Business: ________________________________

____

____

Address: ______________________________

____

Series Members and Series Sharing Ratios:

Name of Series Member	**Capital Contribution**	**Profit Sharing Ratio**
Same as LLC Generally, no separate Series Members **____ Yes _____ No**	**No Contribution ☐** **Pro Rata Contribution Allocated to Existing Accounts ☐**	**Same as LLC Generally**
Series Member 1	**$ ____________**	___________%
Series Member 2	$ ____________	___________%
Series Member 3	$ ____________	___________%

Note: The percentages stated above are subject to change if additional Members are admitted to the Series, either at formation or subsequently; see the LLC Agreement.

Distributable funds shall be distributed in accordance with Series Sharing Ratios.

Special Tax Provisions or Allocations (if any):   See attached Tax Schedule

Other Provisions Pertaining to Series:

If Series Manager or Series Members are not specified the company's Manager and Members will have the same percentage ownership and rights as in the Company in general.

SERIES MANAGER:_____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

SERIES MEMBER: _____
Printed Name: _____
Date: _____

APPROVED BY COMPANY MANAGER:

Manager: _____

Printed Name: _____